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SEC FILE NUMBER 001-08038

CUSIP NUMBER 492914106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Key Energy Services, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1301 McKinney Street, Suite 1800

Address of Principal Executive Office (Street and Number)

Houston, TX 77010

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Key Energy Services, Inc. (the “Company” or “Key”) is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2016 (the “Form 10-Q”) by the prescribed due date. The Company is in ongoing discussions with its lenders and noteholders regarding its level of indebtedness and level of liquidity and with regard to the Company’s compliance, as of March 31, 2016, with the asset coverage ratio contained in the Company’s Term Loan and Security Agreement (the “Term Loan Facility”) among the Company, as Borrower, certain subsidiaries of the Company named as guarantors therein, the financial institutions party thereto from time to time as Lenders, Cortland Capital Market Services LLC, as Agent for the Lenders, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner, and Loan and Security Agreement (the “ABL Facility”), among the Company and Key Energy Services, LLC, as the Borrowers (collectively, the “ABL Borrowers”), certain subsidiaries of the ABL Borrowers named as guarantors therein, the financial institutions party thereto from time to time as Lenders, Bank of America, N.A., as Administrative Agent for the Lenders, and Bank of America, N.A. and Wells Fargo Bank, National Association, as Co-Collateral Agents for the Lenders. The outcome of these discussions has the potential to impact the presentation of certain items in the Company’s consolidated financial statements for the three months ended March 31, 2016 and the Company’s discussion of its liquidity and capital resources in the Form 10-Q. As a consequence, the Company was unable to file the Form 10-Q in a timely manner without unreasonable effort and expense. The Company is working diligently to reach a favorable resolution in the above-described discussions and anticipates that the Form 10-Q will be filed on or before the fifth calendar day following its prescribed due date, although there can be no assurance in this regard.

A breach by the Company of the covenants in the Term Loan Facility and the ABL Facility would constitute a default under those facilities and would permit the Company’s lenders and noteholders to declare all amounts of outstanding indebtedness, together with accrued interest, to be immediately due and payable, although the Company is entitled to prepay amounts outstanding under the Term Loan Facility and/or provide or include additional term loan collateral during a specified cure period in order to regain compliance with the asset coverage ratio as of March 31, 2016 and, if necessary, expects to do so.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Katherine I. Hargis	713	651-4446
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note to Investors Regarding Forward-Looking Statements

This Form 12b-25 filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature or that relate to future events and conditions are, or may be deemed to be, forward-looking statements. These forward-looking statements are based on Key’s current expectations, estimates and projections and its management’s beliefs and assumptions concerning future events and financial trends affecting Key’s financial condition and results of operations. In some cases, you can identify these statements by terminology such as “may,” “will,” “should,” “predicts,” “expects,” “believes,” “anticipates,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology. These statements are only predictions and are subject to substantial risks and uncertainties and are not guarantees of performance. Future actions, events and conditions and future results of operations may differ materially from those expressed in these statements. In evaluating those statements, you should carefully consider the risks outlined in “Item 1A. Risk Factors,” in Key’s Annual Report on Form 10-K for the year ended December 31, 2015. Key undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 12b-25 except as required by law. All of Key’s written and oral forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements.

Key Energy Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2016	By:	/s/ Katherine I. Hargis
Katherine I. Hargis
Vice President, Chief Legal Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.